UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Syndax Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

87164F105

(CUSIP Number)

December 31, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87164F105

1	Name of reporting persons. Boxer Capital, LLC
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 2,358,005*
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 2,358,005*

9	Aggregate amount beneficially owned by each reporting person. 2,358,005*
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 4.99%**
12	Type of reporting person OO

*

This number includes 70,223 shares of Common Stock that Boxer Capital has the right to acquire within 60 days upon the conversion of pre-funded warrants (the “Warrants”), which were issued in connection with an offering as set forth in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on March 29, 2019.

**

Based on 47,254,625 shares of Common Stock outstanding, which is the sum of (i) 47,184,402 shares of Common Stock as set forth in the Issuer’s prospectus filed with the SEC on December 9, 2020, and (ii) 70,223 shares of Common Stock that Boxer Capital has the right to acquire upon conversion of the Warrants.

CUSIP No. 87164F105

1	Name of reporting persons. Boxer Asset Management Inc.
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 2,358,005*
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 2,358,005*

9	Aggregate amount beneficially owned by each reporting person. 2,358,005*
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 4.99%**
12	Type of reporting person CO

*	This number includes 70,223 shares of Common Stock that Boxer Capital has the right to acquire within 60 days upon the conversion of the Warrants.
**

Based on 47,254,625 shares of Common Stock outstanding, which is the sum of (i) 47,184,402 shares of Common Stock outstanding as set forth in the Issuer’s prospectus filed with the SEC on December 9, 2020, and (ii) 70,223 shares of Common Stock that Boxer Capital has the right to acquire upon conversion of the Warrants.

CUSIP No. 87164F105

1	Name of reporting persons. Joe Lewis
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 2,358,005*
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 2,358,005*

9	Aggregate amount beneficially owned by each reporting person. 2,358,005*
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 4.99%**
12	Type of reporting person IN

*	This number includes 70,223 shares of Common Stock that Boxer Capital has the right to acquire within 60 days upon the conversion of the Warrants.
**

Based on 47,254,625 shares of Common Stock outstanding, which is the sum of (i) 47,184,402 shares of Common Stock outstanding as set forth in the Issuer’s prospectus filed with the SEC on December 9, 2020, and (ii) 70,223 shares of Common Stock that Boxer Capital has the right to acquire upon conversion of the Warrants.

CUSIP No. 87164F105

1	Name of reporting persons. MVA Investors, LLC
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. -0-
	7	Sole dispositive power. -0-
	8	Shared dispositive power. -0-

9	Aggregate amount beneficially owned by each reporting person. -0-
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 0.0%
12	Type of reporting person OO

CUSIP No. 87164F105

1	Name of reporting persons. Aaron I. Davis
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. -0-
	7	Sole dispositive power. -0-
	8	Shared dispositive power. -0-

9	Aggregate amount beneficially owned by each reporting person. -0-
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 0.0%
12	Type of reporting person IN

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13G initially filed on May 11, 2020 (the “Original Filing”) by Boxer Capital, LLC (“Boxer Capital”), Boxer Asset Management Inc. (“Boxer Management”), MVA Investors, LLC (“MVA Investors”), Aaron I. Davis and Joe Lewis (together with Boxer Capital, Boxer Management, MVA Investors, and Aaron Davis, the “Reporting Persons”). The Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 1. Capitalized terms used and not defined in this Amendment No. 1 have the meanings set forth in the Original Filing.

Item 4. Ownership.

(a)	Amount beneficially owned:

Boxer Capital, Boxer Management and Joe Lewis beneficially own 2,358,005 shares of Common Stock, which includes 70,223 shares of Common Stock that Boxer Capital has the right to acquire upon conversion of pre-funded warrants (the “Warrants”), which were issued in connection with an offering as set forth in the Issuer’s Current Report on Form 8-K filed with the SEC on March 29, 2019. MVA Investors and Aaron Davis beneficially own 0 shares of Common Stock. As of June 22, 2020, the exercise of the Warrants is subject to a beneficial ownership limitation such that no exercise may occur if it would result in beneficial ownership in excess of 4.99% with respect to the holder and its Section 13 affiliates. Therefore, the remaining underlying shares of Common Stock for which the Warrants are exercisable are not currently reported as shares beneficially owned by the Reporting Persons herein. Boxer Capital has the right to acquire an aggregate of 475,787 shares of Common Stock upon conversion of the Warrants.

(b)	Percent of class:

The number of shares of Common Stock beneficially owned by Boxer Capital, Boxer Management and Joe Lewis represents 4.99% of the Issuer’s outstanding Common Stock. All percentages are based on 47,254,625 shares of Common Stock outstanding, which is the sum of (i) 47,184,402 shares of Common Stock outstanding as set forth in the Issuer’s prospectus filed with the SEC on December 9, 2020, and (ii) 70,223 shares of Common Stock that Boxer Capital has the right to acquire upon exercise of the Warrants.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

None of the Reporting Persons has sole power to vote or to direct the vote of shares of Common Stock.

(ii)	Shared power to vote or to direct the vote:

Boxer Capital, Boxer Management and Joe Lewis have shared power to vote or to direct the vote of the 2,358,005 shares of Common Stock they beneficially own.

(iii)	Sole power to dispose or to direct the disposition of:

None of the Reporting Persons has sole power to dispose or to direct the disposition of shares of Common Stock.

(iv)	Shared power to dispose or to direct the disposition of:

Boxer Capital, Boxer Management and Joe Lewis have shared power to dispose or to direct the disposition of the 2,358,005 shares of Common Stock they beneficially own.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than 5 percent of the class of securities, check the following: ☒

Item 10. Certification.

(c) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Exhibits

1	Joint Filing Agreement, dated May 11, 2020, among the Reporting Persons, incorporated herein by reference to Exhibit 1 to the Original Filing.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2021

BOXER CAPITAL, LLC

By:	/s/ Aaron I. Davis
Name:	Aaron I. Davis
Title:	Chief Executive Officer

BOXER ASSET MANAGEMENT INC.

By:	/s/ Jason Callender
Name:	Jason Callender
Title:	Director

JOSEPH C. LEWIS

/s/ Joseph C. Lewis
Joseph C. Lewis, Individually

MVA INVESTORS, LLC

By:	/s/ Aaron I. Davis
Name:	Aaron I. Davis
Title:	Authorized Signatory

AARON I. DAVIS

/s/ Aaron I. Davis
Aaron I. Davis, Individually